SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHATHAM LODGING TRUST

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

16208T102

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,262,500
	9	Sole dispositive power 0
	10	Shared dispositive power 1,262,500
11	Aggregate amount beneficially owned by each reporting person 1,262,500(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.80%(2)
14	Type of reporting person (see instructions) IA

(1)	The Reporting Persons (as defined in Item 2) may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members (as defined in Item 2). If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain GP Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,051,876
	9	Sole dispositive power 0
	10	Shared dispositive power 1,051,876
11	Aggregate amount beneficially owned by each reporting person 1,051,876(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.00%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons Blue Mountain Credit Alternatives Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 697,073
	9	Sole dispositive power 0
	10	Shared dispositive power 697,073
11	Aggregate amount beneficially owned by each reporting person 697,073(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.65%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons Blue Mountain CA Master Fund GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 697,073
	9	Sole dispositive power 0
	10	Shared dispositive power 697,073
11	Aggregate amount beneficially owned by each reporting person 697,073(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.65%(2)
14	Type of reporting person (see instructions) CO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Long/Short Credit Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 130,473
	9	Sole dispositive power 0
	10	Shared dispositive power 130,473
11	Aggregate amount beneficially owned by each reporting person 130,473(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.50%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Long/Short Credit GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 130,473
	9	Sole dispositive power 0
	10	Shared dispositive power 130,473
11	Aggregate amount beneficially owned by each reporting person 130,473(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.50%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Strategic Credit Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,388
	9	Sole dispositive power 0
	10	Shared dispositive power 39,388
11	Aggregate amount beneficially owned by each reporting person 39,388(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.15%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Strategic Credit GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,388
	9	Sole dispositive power 0
	10	Shared dispositive power 39,388
11	Aggregate amount beneficially owned by each reporting person 39,388(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.15%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Timberline Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 74,902
	9	Sole dispositive power 0
	10	Shared dispositive power 74,902
11	Aggregate amount beneficially owned by each reporting person 74,902(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.28%(2)
14	Type of reporting person (see instructions) CO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Credit Opportunities Master Fund I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 151,035
	9	Sole dispositive power 0
	10	Shared dispositive power 151,035
11	Aggregate amount beneficially owned by each reporting person 151,035(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.57%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Credit Opportunities GP I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 151,035
	9	Sole dispositive power 0
	10	Shared dispositive power 151,035
11	Aggregate amount beneficially owned by each reporting person 151,035(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.57%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Kicking Horse Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 33,907
	9	Sole dispositive power 0
	10	Shared dispositive power 33,907
11	Aggregate amount beneficially owned by each reporting person 33,907(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.13%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Kicking Horse Fund GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 33,907
	9	Sole dispositive power 0
	10	Shared dispositive power 33,907
11	Aggregate amount beneficially owned by each reporting person 33,907(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.13%(2)
14	Type of reporting person (see instructions) OO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 135,722
	9	Sole dispositive power 0
	10	Shared dispositive power 135,722
11	Aggregate amount beneficially owned by each reporting person 135,722(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.52%(2)
14	Type of reporting person (see instructions) PN

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

1	Names of reporting persons BlueMountain Montenvers GP S.à r.l.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 135,722
	9	Sole dispositive power 0
	10	Shared dispositive power 135,722
11	Aggregate amount beneficially owned by each reporting person 135,722(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.52%(2)
14	Type of reporting person (see instructions) CO

(1)	The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members. If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.
(2)	All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 16208T102

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2013, as amended by the Amendment No. 1 to the Schedule 13D filed on November 4, 2013, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Chatham Lodging Trust, a Maryland real estate investment trust (the “Issuer”). The Issuer’s principal executive office is located at 50 Cocoanut Row, Suite 211, Palm Beach, Florida 33480. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 is being filed to amend Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 14, the Reporting Persons issued a press release responding to the Issuer’s rejection of the offer to purchase all of its outstanding equity. The press release is attached as Exhibit 5. The Schedule 13D is amended to reflect the statements expressed in the press release to the extent the same constitute plans or proposals that relate to or would result in one or more of the events referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted and replaced as follows:

(a) and (b) All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

The 1,262,500 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of November 14, 2013, represent approximately 4.80% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is set forth below.

If the Reporting Persons are deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Vora Group Members, such “group” shall be deemed to beneficially own 2,525,000 shares of Common Stock, which represents 9.60% of the Issuer’s outstanding Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the 1,262,500 shares of Common Stock beneficially owned by the Vora Group Members.

A. Investment Manager

(a) Amount beneficially owned: 1,262,500

Percent of class: 4.80%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,262,500

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,262,500

CUSIP No. 16208T102

B. Ultimate General Partner

(a) Amount beneficially owned: 1,051,876

Percent of class: 4.00%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,051,876

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,051,876

C. Credit Alternatives

(a) Amount beneficially owned: 697,073

Percent of class: 2.65%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 697,073

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 697,073

D. BMCA GP

(a) Amount beneficially owned: 697,073

Percent of class: 2.65%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 697,073

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 697,073

E. Long/Short Credit

(a) Amount beneficially owned: 130,473

Percent of class: 0.50%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

CUSIP No. 16208T102

(ii) Shared power to vote or to direct the vote: 130,473

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 130,473

F. Long/Short Credit GP

(a) Amount beneficially owned: 130,473

Percent of class: 0.50%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 130,473

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 130,473

G. Strategic Credit

(a) Amount beneficially owned: 39,388

Percent of class: 0.15%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 39,388

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 39,388

H. Strategic Credit GP

(a) Amount beneficially owned: 39,388

Percent of class: 0.15%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 39,388

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 39,388

CUSIP No. 16208T102

I. Timberline

(a) Amount beneficially owned: 74,902

Percent of class: 0.28%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 74,902

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 74,902

J. COF

(a) Amount beneficially owned: 151,035

Percent of class: 0.57%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 151,035

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 151,035

K. COF GP

(a) Amount beneficially owned: 151,035

Percent of class: 0.57%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 151,035

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 151,035

L. Kicking Horse

(a) Amount beneficially owned: 33,907

Percent of class: 0.13%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

CUSIP No. 16208T102

(ii) Shared power to vote or to direct the vote: 33,907

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 33,907

M. Kicking Horse GP

(a) Amount beneficially owned: 33,907

Percent of class: 0.13%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 33,907

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 33,907

N. Montenvers

(a) Amount beneficially owned: 135,722

Percent of class: 0.52%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 135,722

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 135,722

O. Montenvers GP

(a) Amount beneficially owned: 135,722

Percent of class: 0.52%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 135,722

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 135,722

CUSIP No. 16208T102

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

4. Joint Filing Agreement dated November 14, 2013, attached as Exhibit 4 hereto.

5. Press Release dated November 14, 2013, attached as Exhibit 5 hereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: November 14, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY:	BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY:	BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.
BY:	BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY:	BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY:	BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY:	BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)